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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Cerbco, Inc.

Title of Class of Securities:  Class A Common Stock

CUSIP Number:  156713109


Check the following line if a fee is being paid with this
statement.   (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Schaenen Fox Capital Management, LLC
         Tax ID:  13-3807121

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only





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4.  Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         141,000

6.  Shared Voting Power:
         -0-

7.  Sole Dispositive Power:
         141,000

8.  Shared Dispositive Power:
         -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         141,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
         11.88%

12. Type of Reporting Person
         IA

Item 1(a) Name of Issuer: Cerbco, Inc. (the "Company")

      (b)Address of Issuer's Principal Executive Offices:
         3421 Pennsylvania Drive
         Landover, Maryland 20785














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Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Schaenen Fox Capital Management, LLC ("Schaenen
           Fox"), a Delaware limited liability company
         200 Park Avenue
         Suite 3900
         New York, New York 10166

    (d)  Title of Class of Securities:  Class A Common Stock

    (e)  CUSIP Number:  156713109

Item 3.  This statement is filed pursuant to Rules
13d-1(b)(1).

         Schaenen Fox is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.
         Schaenen Fox beneficially owns 141,000 shares of the Company's Class A Common Stock (the "Common Stock") (representing approximately 11.88% of the outstanding shares of such Common Stock). Schaenen Fox possesses the power to vote, direct the vote, dispose of and direct the disposition of all 141,000 shares.

         Of the 141,000 shares reported in this item, Emanon Partners, L.P., a partnership whose investments are managed by Schaenen Fox, holds 127,600 of such shares, representing approximately 10.75% of the Company's outstanding shares of Common Stock. This partnership has no authority to vote or dispose of the shares of Common Stock. The remainder of the shares reported in this item are held by several managed accounts to which Schaenen Fox serves as investment adviser. None of such accounts has authority to vote or dispose of the shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         See Item 4.






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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the
Group.

         Not Applicable.

Item 9.  Notice of Dissolution of the Group.

         Not Applicable.

Item 10.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Schaenen Fox Capital Management, LLC

By: /s/ MICHAEL SCHAENEN                    December 17, 1997
    _________________________               ___________________
   Name:  Michael Schaenen                  Date
   Title: President















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